                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 6)(1)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
                           --------------------------
                                 (CUSIP Number)

                             ROBERT S. PRATHER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BULL RUN CORPORATION
                               4370 PEACHTREE ROAD
                             ATLANTA, GEORGIA 30319
                                 (404) 266-8333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 with a copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                        1201 WEST PEACHTREE STREET, N.W.
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7693

                                DECEMBER 21, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)


----------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 754459105                                          PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSON
                   BULL RUN CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)                                     91-1117599
--------------------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (A)   [ ]
                                                                                                         (B)   [ ]

--------------------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                   BK

--------------------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)               |_|

--------------------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia

--------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
         NUMBER                          812,791
           OF         ----------------------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             0
        OWNED BY      ----------------------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                         812,791
         PERSON       ----------------------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               0

--------------------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 812,791
--------------------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [X]    (SEE ITEM 5)

--------------------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 10.1%
--------------------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                 CO

--------------------------------------------------------------------------------------------------------------------

         This Amendment No. 6 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto (collectively, the "Schedule 13D"), filed by Bull Run Corporation ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company" or "Rawlings"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Capitalized terms used herein and not defined shall have the meanings assigned thereto in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended as follows:

         (a), (b) and (c) Since the filing of the Schedule 13D the information concerning the directors of Bull Run has changed by the addition of Messrs. Host and Johnson as directors of Bull Run and by changes in the principal occupations of certain of the directors. The updated information concerning the directors and executive officers of Bull Run is contained on the revised Schedule A hereto.

         (c) The principal business of Bull Run is that of a sports, affinity marketing and management company through its wholly-owned subsidiary and primary operating business, Host Communications, Inc. Bull Run also has significant investments in other sports and media companies, including Gray Communications Systems, Inc. ("Gray"), the owner and operator of 13 television stations, four newspapers and other media and communications businesses; and iHigh, Inc. ("iHigh"), an Internet and marketing company focused on high school students. The Company provides consulting services to Gray, in connection with Gray's acquisitions and dispositions.

         (d) Neither Bull Run nor, to the best of its knowledge, any of its directors or executive officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Bull Run not, to the best of its knowledge, any of its directors or executive officers, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of Bull Run's directors and executive officers is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended as follows:

         The source of funds for the purchase of the Common Stock by Mr. Prather reported in Item 5 below came from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended as follows:

         In its press release of May 28, 1999, the Company announced that it would be exploring strategic financial alternatives as part of its three-year plan process and had engaged BancBoston Robertson Stephens Inc. ("Robertson Stephens") as its exclusive investment banker and financial advisor to provide assistance and advice in such matters. As reported in Amendment No. 3 to the
Schedule 13D, Amendment Number One to Standstill Agreement dated as of April 23, 1999 between Bull Run and the Company ("Amendment Number One") affords Bull Run the right to participate on the same basis as any other person in any Board of Directors initiated process to explore strategic alternatives that could reasonably be expected to lead to a change in control of the Company or if the Board should determine to enter into any agreement with any other person regarding a change in control of the Company. As reported on Amendment No. 3 to the Schedule 13D, Bull Run's intention following the Company's announcement was to participate in any Board initiated process to the extent allowed by Amendment Number One.

         In connection with Bull Run's anticipated participation in the Rawlings Board of Directors' initiated process to explore strategic alternatives, on August 6, 1999 Bull Run entered into a Confidentiality Agreement letter with Rawlings (the "Confidentiality Agreement") providing, among other things, that Bull Run would maintain the confidential nature of information disclosed to Bull Run in the due diligence process. In addition, the Confidentiality Agreement restricted Bull Run for one year from the date of the Confidentiality Agreement from (i) acquiring any voting securities or assets of Rawlings or any of its subsidiaries, (ii) soliciting proxies to vote any securities of Rawlings; (iii) making any public announcement with respect to, or submitting a proposal for, or offer of any extraordinary transaction involving Rawlings or its securities or assets, (iv) forming or joining in any group (as defined in the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing, or
(v) requesting any amendment or waiver of any of these provisions. A copy of the Confidentiality Agreement was filed as Exhibit 1 to Amendment No. 5 to the
Schedule 13D.

         Following Bull Run's execution of the Confidentiality Agreement, Rawlings provided Bull Run with the Confidential Descriptive Memorandum dated August 1999, containing information regarding Rawlings' business operations and historical and forecast results of operations.

         On August 10, 1999, Robertson Stephens sent Bull Run a letter requesting that Bull Run submit a written, non-binding indication of interest to Robertson Stephens regarding the potential sale or recapitalization transaction with the Company (the "Initial Request Letter"). A copy of the Initial Request Letter was filed as Exhibit 2 to Amendment No. 5 to the Schedule 13D. The Initial Request Letter stated, among other things, that "Rawlings is exploring a possible sale or recapitalization transaction. Rawlings seeks to maximize the value realized for the Company, and looks forward to completing the transaction in a timely manner."

         In response to the Initial Request Letter and based on Bull Run's review of the Confidential Descriptive Memorandum, on August 24, 1999 Bull Run sent to Rawlings in care of Robertson Stephens a preliminary indication of interest in acquiring Rawlings (the "Preliminary Indication of Interest"). A copy of the Preliminary Indication of Interest was filed as Exhibit 3 to Amendment No. 5 to the Schedule 13D. The Preliminary Indication of Interest proposed a purchase by Bull Run of the issued and outstanding capital stock of Rawlings for a price in the range of $12.00 per share to $16.00 per share, subject to certain conditions, including without limitation, due diligence.

         After submitting the Preliminary Indication of Interest, Robertson Stephens invited Bull Run and its advisors and prospective debt and equity financing sources to conduct a due diligence investigation of Rawlings. On September 7 and 8, 1999, Bull Run, its advisors, Prudential Securities Incorporated ("Prudential") and Alston & Bird LLP ("A&B"), and certain potential financing sources initiated the due diligence investigation with a review of selected confidential information provided by Rawlings and meetings with Rawlings' senior management. Thereafter, Bull Run continued its due diligence investigation with a review of additional requested information supplied by Rawlings and its advisors.

         On September 17, 1999, Robertson Stephens sent to Prudential, Bull Run's financial advisor, a letter outlining the procedures and timeline anticipated with respect to the submission of final, binding offers to acquire Rawlings (the "Definitive Offer Procedures Letter"). A copy of the Definitive Offer Procedures Letter was filed as Exhibit 4 to Amendment No. 5 to the
Schedule 13D. The Definitive Offer Procedures Letter also included the form of transaction agreement that Rawlings and Robertson Stephens were "asking all prospective bidders to mark-up to show any proposed modifications or additional terms and conditions they suggest or require as part of their definitive proposal." The Definitive Offer Procedures Letter required the complete final, binding offer to be sent to Robertson Stephens no later than 5 p.m. San Francisco time, on Monday, October 4, 1999.

         In response to the Definitive Offer Procedures Letter and based on its initial due diligence investigation, on October 4, 1999, Bull Run submitted an offer (the "October 4 Offer") to the Company's Board of Directors to offer each of the Company's stockholders (and each holder of stock options and other Common Stock equivalents) the option of accepting either of the following two alternatives: (i) $12.25 per share payable in cash for 100% of each of the Company's stockholder's Common Stock or (ii) $13.00 per share payable in cash for up to 92% of each of the Company's stockholder's Common Stock, with each stockholder retaining 8% or more of his, her or its Common Stock. A copy of the October 4 Offer was filed as Exhibit 5 to Amendment No. 5 to the Schedule 13D. Bull Run's rationale for structuring the October 4 Offer with two options was, in part, based upon Bull Run's intention to preserve Rawlings as a public company.

         The October 4 Offer described the equity and debt financing proposals that Bull Run had obtained to finance the acquisition, to refinance all of the existing indebtedness of Rawlings and to fund Rawlings' future capital requirements. Bull Run's October 4 Offer was expressly conditioned on, among other matters, the completion of Bull Run's due diligence review to confirm (i) the accuracy of the representations and warranties of Rawlings made in the revised purchase agreement, (ii) the contents of the Disclosure Schedules under the revised purchase agreement and (iii) other key business items. The October 4 Offer also was expressly conditioned on the receipt of third party financing, which Bull Run expected would include certain Rawlings stockholders not tendering their shares of Rawlings. Bull Run had expected that certain major institutional stockholders owning, managing or otherwise speaking for approximately 1.6 million shares of Rawlings Common Stock would agree to retain their stock and not to tender in the transaction.

         On October 7, 1999, Bull Run's financial advisor, Prudential, sent a letter to Robertson Stephens in response to certain questions raised by Robertson Stephens with respect to the October 4 Offer (the "October 7 Letter"). A copy of the October 7 Letter was filed as Exhibit 6 to Amendment No. 5 to the
Schedule 13D.

         On October 13, 1999, based on telephone conversations between Bull Run's legal counsel, A&B, and Rawlings' Finance Committee's legal counsel, Skadden, Arps, Slate, Meagher & Flom, LLP ("Skadden"), A&B sent to Skadden a revised version of the form of definitive merger agreement, marked to show the acceptance of most of Skadden's responses to A&B's original comments included with the October 4 Offer.

         On October 14, 1999, after a meeting of the Finance Committee, representatives of Robertson Stephens and Skadden contacted Bull Run and its advisors to discuss the October 4 Offer. During this discussion, as requested by Robertson Stephens and Skadden on behalf of the Finance Committee, Bull Run orally agreed to increase the purchase price by $0.25 per share, agreeing to pay
(i) $12.50 per share payable in cash for 100% of each of the Company's stockholder's Common Stock or (ii) $13.25 per share payable in cash for up to 92% of each of the Company's stockholder's Common Stock with each stockholder retaining 8% or more of his, her or its Common Stock; subject to the execution of an agreement providing a period of exclusivity for Bull Run to complete its due diligence investigation.

         On October 25, 1999, Bull Run and Rawlings entered into a letter agreement (the "Exclusivity Letter") providing a period of exclusivity in which Bull Run and its financing sources would be allowed to complete their due diligence review. A copy of the Exclusivity Letter was filed as Exhibit 7 to Amendment No. 5 to the Schedule 13D. The Exclusivity Letter provided that the period of exclusivity (the "Exclusivity Period") would end on the fifteenth day after the date on which Bull Run and its potential financing sources had received all or substantially all the due diligence materials pertaining to Rawlings that they had requested in connection with their due diligence investigation of Rawlings. Bull Run was obligated to acknowledge in writing when the Exclusivity Period began and ended in accordance with the foregoing.

         Pursuant to an October 29, 1999 letter from A&B to Skadden, based on a significant portion of the requested due diligence materials having been provided to Bull Run, the Exclusivity Period began on Saturday, October 30, 1999 at 5:00 p.m. (EST) and ended on Sunday, November 14, 1999 at 5:00 p.m. (EST). A copy of such October 29, 1999 letter was filed as Exhibit 8 to Amendment No. 5 to the Schedule 13D. On November 17, 1999, pursuant to a letter from Rawlings to Bull Run, the Exclusivity Period was extended until 5:00 p.m., CST, on Friday, December 3, 1999. A copy of such November 17, 1999 letter was filed as Exhibit 9 to Amendment No. 5 to the Schedule 13D.

         During the Exclusivity Period, Rawlings and its financial and legal advisors expressed concerns regarding Bull Run's proposed tender offer containing two tender alternatives. As a result of these concerns and numerous discussions and negotiations that took place among Rawlings, Bull Run and their respective financial and legal advisors, Bull Run amended the October 4 Offer. The amended transaction structure provided for a tender for a maximum of 5,000,000 shares of Common Stock at a price of $13.25 per share, payable in cash.

         As a result of Bull Run's continuing due diligence investigation of Rawlings and based on discussions with Robertson Stephens and Skadden, on December 3, 1999 Bull Run again amended the October 4 Offer by offering to purchase all of the outstanding shares of Common Stock not owned by Bull Run (approximately 7.1 million shares) at $10.00 per share, payable in cash (the "December 3 Offer"). A copy of the December 3 Offer was filed as Exhibit 10 to Amendment No. 5 to the Schedule 13D. The December 3 Offer identified financing commitments that Bull Run had received for an aggregate of up to $45 Million and that Bull Run anticipated receiving a debt financing commitment to finance the tender offer, refinance existing debt and fund estimated future capital requirements.

         On December 7, 1999, at the request of the Finance Committee, Bull Run, Prudential and A&B participated in a telephonic Finance Committee meeting in which Prudential, on behalf of Bull Run, presented to the Finance Committee the results of Bull Run's due diligence investigation and the basis and rationale for Bull Run's December 3 Offer. Bull Run, Prudential and A&B were available for questions from the Finance Committee.

         On December 8, 1999, Mr. Richard Easton of Skadden spoke with A&B on the telephone, in which conversation Mr. Easton informed A&B that Bull Run's December 3 Offer was not a proposal that the Finance Committee could accept or reject. Later on December 8, 1999, Robertson Stephens, Prudential, Skadden, A&B and Bull Run held a telephone conference call, during which Mr. Easton of Skadden stated that the Finance Committee had determined that Rawlings must proceed with the refinancing of its existing bank financing. Further, Mr. Easton stated that the two alternatives were Rawlings' management's three-year plan and Bull Run's December 3 Offer. Mr. Easton stated further that the parties were pretty close to a final agreement with respect to the definitive Merger Agreement and that the only issue of a substantive nature is how to deal with Rawlings' existing stock options since at $10 per share a large number of options are "under water."

         On December 14, 1999, Mr. Easton of Skadden spoke with A&B by telephone and informed them that the Finance Committee had tentatively scheduled a telephonic committee meeting for the afternoon of December 15, 1999.

         On December 14, 1999, Robert S. Prather, Jr., President and Chief Executive Officer of Bull Run, sent a letter to Robertson Stephens, as financial advisor to Rawlings (the "December 14 Letter"). A copy of the December 14 Letter was filed as Exhibit 11 to Amendment No. 5 to the Schedule 13D. In the December 14 Letter, Bull Run indicated that it was in the process of confirming the terms of the final amount of capital required to consummate the transaction and that Bull Run expected to provide the final required financing commitment by Tuesday, December 21, 1999. The December 14 Letter included a proposed debt financing commitment of up to $100 million to finance the consummation of the proposed acquisition of Rawlings' Common Stock, to refinance all of Rawlings' existing debt and to fund the continuing operations of Rawlings.

         On December 15, 1999, Bull Run's legal counsel, A&B, was contacted by Mr. Easton of Skadden, who communicated certain concerns regarding Bull Run's December 3 Offer, including concerns relating to the debt financing commitment attached as an Exhibit to the December 14 Letter. Later on December 15, 1999, prior to Mr. Easton joining the telephonic Finance Committee meeting, he spoke with Mr. Stephen Opler of A&B who informed Mr. Easton that Bull Run had obtained a letter from an existing Rawlings stockholder stating that it spoke for 550,000 shares and expressing its current intention to not tender these shares based on certain assumptions. Mr. Opler also informed Mr. Easton that a similar letter was being prepared and sent to Bull Run from another Rawlings stockholder owning or controlling over 890,000 shares. Mr. Opler suggested that he send to Mr. Easton by facsimile a copy of the first letter, but Mr. Easton stated that Mr. Opler and Bull Run should reconsider whether it was in the best interests of that stockholder for Mr. Opler to send the letter to Mr. Easton. The letter was not sent to Mr. Easton at that time.

         On the afternoon of December 15, 1999, Rawlings' advisors, Robertson Stephens and Mr. Easton of Skadden, telephoned Bull Run's advisors, Prudential and A&B, respectively, to inform Bull Run through its advisors that the Finance Committee had decided, by unanimous vote, to discontinue its discussions with Bull Run and to recommend to Rawlings' Board of Directors that Rawlings' management's three-year plan be adopted.

         In response to the concerns articulated by Robertson Stephens and Mr. Easton of Skadden regarding the December 3 Offer and the December 14 Letter, on December 15, 1999 Bull Run submitted a supplementary letter (the "December 15 Letter") enclosing letters from two existing Rawlings stockholders, owning, controlling or otherwise speaking for an aggregate of approximately 1.4 million shares, expressing their current intention not to tender such shares in Bull Run's proposed transaction. A copy of the December 15 Letter was filed as
Exhibit 12 to Amendment No. 5 to the Schedule 13D. One of those Rawlings stockholders stated that it spoke for a total of 550,000 shares and that its letter was based on a tender offer being made within the next thirty days at a price between $9.00 and $12.00. Further, this stockholder's letter stated that "[h]owever, should an outside event occur that would present an adverse material effect on the market, total control of my position might not be possible." Public filings indicated that the second Rawlings stockholder held beneficial ownership of approximately 890,000 shares. The second Rawlings stockholder's letter stated that "[a]s a significant shareholder in other companies that have received tender offers, we have chosen not to tender when we believed that retention of our position was in the best interests of our clients. At this time, if a $10.00 offer were made for Rawlings Sporting Goods Company, Inc., it is our present opinion that it would not be in the best interests of our clients to accept such tender offer."

         On December 16, 1999, Rawlings issued a press release that stated that "the Finance Committee of [Rawlings'] Board of Directors, consisting of five independent directors, has completed its five and one-half month review of strategic alternatives and has unanimously determined to recommend that the Board adopt management's three-year plan." On December 17, 1999, based on input Bull Run and its advisors received from Robertson Stephens and Skadden, Bull Run submitted to each member of the Finance Committee, Robertson Stephens and Skadden revised and supplemental documentation with respect to Bull Run's previously submitted December 3 Offer to acquire all of the outstanding capital stock of the Company, excluding shares held by Bull Run and two other existing stockholders. The documentation provided to the Finance Committee was intended to be responsive to the comments made by Rawlings' advisors, both before and after the December 16 press release by Rawlings, and included evidence of commitments to provide financing in sufficient amount to consummate the contemplated transaction. A copy of Bull Run's December 17, 1999 letter was filed as Exhibit 13 to Amendment No. 5 to the Schedule 13D.

         On December 20, 1999, Bull Run sent a letter to the Finance Committee of Rawlings' Board of Directors to confirm that each member of the Finance Committee received a copy of the December 17, 1999 letter and the attached materials as well as to request that the Finance Committee meet with Bull Run, "in person or by telephone, to determine if [the Finance Committee] and [Bull Run] (and [their] respective advisors) can work together, cooperatively to consummate this transaction." A copy of Bull Run's December 20, 1999 letter was filed as Exhibit 14 to Amendment No. 5 to the Schedule 13D.

         On December 22, 1999, , Bull Run's President and Chief Executive Officer, Mr. Robert S. Prather, Jr., traveled to St. Louis to meet with Mr. Andrew N. Baur, the Chairman of the Finance Committee of the Board of Directors of Rawlings, to discuss Bull Run's proposal to purchase all of the outstanding capital stock of Rawlings not held by those Rawlings stockholders who had expressed an interest not to sell their Rawlings stock. On December 23, 1999, Mr. Prather sent Mr. Baur a letter (the "December 23 Letter") confirming Mr. Prather's understanding that Mr. Baur planned to call a meeting of the Finance Committee for Monday, December 27, 1999 in order for the Finance Committee to discuss Bull Run's offer. A copy of the December 23 Letter was filed as Exhibit 15 to Amendment No. 5 to the Schedule 13D.

         In response to Mr. Prather's letter on December 23, 1999, Mr. Baur sent a letter to Mr. Prather clarifying that Mr. Baur intended to attempt to convene the Finance Committee on Monday, December 27, 1999, but he did not know the availability of the members of the Finance Committee. Mr. Baur's letter also stated that he was not going to ask the Finance Committee to reconsider Bull Run's $10.00 per share cash offer, but that he would update the Finance Committee on the conversation between Mr. Baur and Mr. Prather on December 22, 1999, and that Mr. Baur would inquire about what the members of the Finance Committee wished to do. Finally, Mr. Baur stated that it was not his recommendation to waive the Standstill Agreements, but that "[i]t was simply a general discussion as to what would happen if a tender from a third party were to take place." A copy of Mr. Baur's December 23, 1999 letter was filed as
Exhibit 16 to Amendment No. 5 to the Schedule 13D.

         Between December 23, 1999 and December 31, 1999, Mr. Prather and Mr. Baur had several telephone conversations in which Mr. Prather requested a meeting between Bull Run and the Finance Committee to discuss Bull Run's $10.00 per share cash offer. In addition, A&B and Prudential had similar discussions with Skadden and Robertson Stephens, respectively. On December 28, 1999, Mr. Easton of Skadden spoke by telephone with Mr. Opler of A&B and informed him that the Finance Committee had not received, and therefore had not considered, any report or detailed analysis from Robertson Stephens regarding Rawlings' management's three-year plan or its anticipated impact on stockholder value. Mr. Easton also informed Mr. Opler that Robertson Stephens had delivered a memorandum to the Finance Committee stating Robertson Stephen's opinion that the Finance Committee would be breaching its fiduciary duties to not perform due diligence with respect to management's three-year plan. Mr. Easton also stated that perhaps if Bull Run's preliminary indication of interest had indicated a value in the range of $10 to $13 the Finance Committee's expectations might have been different.

         On January 4, 2000, Mr. Easton of Skadden called A&B to inform A&B on behalf of Bull Run that the Finance Committee believed that some resolution to the current situation is necessary and that the Finance Committee had authorized and instructed Mr. Easton to make a proposal to Bull Run. The proposal was communicated in that telephone call as well as in writing (the "January 4 Proposal"). A copy of the January 4 Proposal was filed as Exhibit 17 to Amendment No. 5 to the Schedule 13D. The January 4 Proposal stated that the Finance Committee would be prepared to waive the restrictions in the Standstill Agreement and amend Rawlings' Rights Plan in order to allow Bull Run to make a cash tender offer for all outstanding shares of Rawlings' capital stock at a price of $10.00 per share, subject to certain conditions. Bull Run would be given 45 calendar days to complete the tender offer. The holders of at least a majority of the outstanding shares (excluding those held by Bull Run) would have to tender. Bull Run had to agree to do a back-end cash merger as promptly as practicable following a successful tender offer, pursuant to which all remaining stockholders (except any agreeing to stay in) would receive the same $10.00 per share price. Bull Run further had to agree that if the tender offer failed, Bull Run would lose its current right to designate two members of Rawlings' Board of Directors (the two current designees were to resign) and Bull Run would surrender its Warrant to purchase 925,804 shares of Rawlings Common Stock in exchange for the forgiveness of the unpaid half of the Warrant purchase price. Bull Run paid approximately $1.4 million at the time of the issuance of the Warrant as the first one-half of the Warrant purchase price. The January 4 Proposal also stated that Rawlings' Board of Directors "will not recommend in favor of the [tender] offer and may either remain neutral or recommend against" the tender offer.

         In response to the January 4 Proposal, A&B submitted a letter to Mr. Easton on January 5, 2000 (the "January 5 Letter") expressing Bull Run's willingness to accept the January 4 Proposal, subject to certain clarifications and modifications. A copy of the January 5 Letter was filed as Exhibit 18 to Amendment No. 5 to the Schedule 13D. The January 5 Letter clarified that the 45 day time period would begin upon the execution of a definitive agreement between Bull Run and Rawlings. The letter requested that Rawlings' Board of Directors use all reasonable efforts to cooperate with Bull Run with respect to the tender offer, including providing updated financial and operational information, assisting with required filings and taking whatever action may be necessary, if any, to allow the tender offer to proceed unrestricted by the provisions of

Section 203 of the Delaware General Corporation Law. The January 5 Letter also requested that the Board of Directors agree not to recommend against the tender offer.

         On January 6, 2000, Mr. Easton of Skadden and Mr. Opler of A&B spoke by telephone, during which conversation Mr. Easton stated that the Finance Committee was not prepared to assist Bull Run in connection with the tender offer or to use reasonable efforts to cooperate with Bull Run. In the January 6, 2000 telephone call with A&B, Mr. Easton also agreed that the January 4 Proposal would be modified to include mutual releases of Rawlings, the Rawlings directors and Bull Run.

         The Rawlings Board of Directors met on January 7, 1999 by telephone. After the Board meeting, Mr. Easton of Skadden telephoned Mr. Opler of A&B to clarify the Finance Committee's January 4 Proposal and to inform A&B that a deadline of January 12, 2000 at 5:00 p.m. had been established for Bull Run to accept or reject the January 4 Proposal. Mr. Easton informed A&B that at the Board meeting, Mr. O'Hara's severance benefits were increased to include: an extra two years of employee benefits, an extra year (for a total of three) of base salary, a $50,000 moving allowance if Mr. O'Hara moves within 18 months and if the costs are not assumed by another employer, and Mr. O'Hara will forgo the right to join a country club and, in exchange, the Company will pay a $28,000 key man life insurance premium and forgive a $56,000 loan to Mr. O'Hara.

         On January 11, 2000, Mr. Easton of Skadden and Mr. Opler of A&B spoke by telephone, during which conversation Mr. Easton stated that at a price of $10 per share Rawlings was not prepared to assist Bull Run in connection with its tender offer. Mr. Easton of Skadden, Mr. Opler of A&B and Bull Run's securities counsel, Proskauer Rose LLP, had several other telephone conversations between January 6, 2000 and January 12, 2000.

         On January 12, 2000, Mr. Robert S. Prather, Jr., President and Chief Executive Officer of Bull Run, sent a letter to the Finance Committee expressing Bull Run's eagerness to reach an agreement with Rawlings by that afternoon. A copy of Mr. Prather's letter to the Finance Committee dated January 12, 2000 was filed as Exhibit 19 to Amendment No. 5 to the Schedule 13D. Mr. Prather's letter reiterated the concessions that Bull Run had already made in the spirit of compromise and outlined the few remaining issues left to be resolved. The three major issues remaining were (i) whether Rawlings would allow Bull Run to extend the time period by 13 business days in the event that Bull Run received comments from the Securities and Exchange Commission on the tender offer documents, (ii) whether Rawlings would allow Bull Run and its financing sources an opportunity to conduct bring-down confirmatory due diligence and (iii) whether any consequences of Bull Run's tender offer failing should be conditioned on Rawlings and the Finance Committee's acting in a reasonable manner throughout the process as well as whether Bull Run should forfeit 1/2 or all of its Warrant and whether Bull Run should lose one or both of its designees to the Rawlings Board of Directors.

         The Finance Committee of Rawlings met on the evening of January 12, 2000 to discuss the proposed Bull Run tender offer. Following the Finance Committee meeting and at the request of the Finance Committee, Mr. Easton of Skadden spoke with A&B by telephone and informed A&B of the Finance Committee's revised proposal, which was represented by the

"Summary of Agreed Upon Terms" later sent to A&B by facsimile. A copy of the "Summary of Agreed Upon Terms" was filed as Exhibit 20 to Amendment No. 5 to the
Schedule 13D. The revised proposal again stated that the Finance Committee would be willing to waive the Standstill Agreement and amend Rawlings' rights plan in order to allow Bull Run to make a cash tender offer for all of the outstanding shares of Rawlings' capital stock at a price of $10.00 per share, subject to certain conditions. The terms and conditions of this revised proposal were identical to the January 4 Proposal, except (i) that Rawlings agreed to amend the time frame for completion of the tender offer to 45 calendar days from the date of the public announcement of the agreement or, if longer, by 13 business days after the first SEC comments on the offer documents, if any, are received by Bull Run; and (ii) that the only information or assistance Rawlings agreed to provide Bull Run was the same package of information that it had recently provided to its new lender, GE Capital Corp. The Summary of Agreed Upon Terms failed to reflect the statements that Mr. Easton made regarding mutual releases of Rawlings, the Rawlings directors and Bull Run. The revised proposal was received by telephone by A&B at approximately 8:00 p.m. on January 12, 2000 with a deadline for Bull Run to respond by 9:00 a.m. the following morning.

         On the evening of January 12, 2000, A&B and Proskauer Rose spoke by telephone with Mr. Easton of Skadden who informed them that the Finance Committee needed a "yes" or "no" answer by 9:00 a.m. A&B and Proskauer Rose explained that it was Bull Run's view that it was not in the best interests of Rawlings or its stockholders for a tender offer to be commenced but not consummated and that Bull Run and its financing sources would require an update of their respective due diligence investigations so that both Rawlings and Bull Run would have a high degree of confidence that the tender offer would be consummated. Mr. Easton stated that the Finance Committee would not give Bull Run's lender even four days to perform due diligence prior to Bull Run making its tender offer.

         Shortly before 9:00 a.m. on the Morning of January 13, 2000, Mr. Prather, on behalf of Bull Run, sent a letter to the Finance Committee in response to the "Summary of Agreed Upon Terms." A copy of Mr. Prather's letter to the Finance Committee dated January 13, 2000 was filed as Exhibit 21 to Amendment No. 5 to the Schedule 13D. Mr. Prather stated in the letter that Bull Run was "anxious to move forward with [the Finance Committee] as promptly as possible," but that Bull Run would not be able to respond by 9:00 a.m. because the information Rawlings offered to provide would not be sufficient to allow Bull Run's lender to complete their customary confirmatory due diligence. Mr. Prather also requested the access and information necessary to conclude this customary, confirmatory due diligence based on and in response to Mr. Easton's repeated prior statements that Bull Run would be given no assistance or cooperation whatsoever. Mr. Prather stated that "[w]e believe this confirmatory due diligence can be completed in a very short period of time," and that if Rawlings will agree to allow it, "we are confident that we can resolve promptly all of the remaining issues in the proposal." Mr. Prather further reiterated in the letter that Bull Run is "anxious to proceed with [the] tender offer and [Bull Run] will continue to use [its] best good faith efforts to resolve any concerns that the Finance Committee might have."

         In response to questions directed to A&B by Mr. Easton regarding Mr. Prather's January 13, 2000 letter, Mr. Prather sent a second letter to the Finance Committee on the morning of January 13, 2000. A copy of Mr. Prather's second letter to the Finance Committee dated January

13, 2000 was filed as Exhibit 22 to Amendment No. 5 to the Schedule 13D. Mr. Prather clarified that the "remaining issues" he mentioned in the earlier letter were in fact "likely minor and easily resolved." First, Bull Run would expect that the 45 day time period would not commence until completion of the confirmatory due diligence, estimated to take approximately one business week. The only other issue remaining was whether Rawlings' Board of Directors would have the flexibility to recommend against the tender offer, as opposed to remaining neutral. Mr. Prather explained in the letter that Bull Run had no objection to the Board of Directors recommending against the tender offer, but that one of Bull Run's equity sources was not allowed to invest in any "hostile" transactions and Bull Run had not been able to obtain the equity source's concurrence that a recommendation against the tender offer would not cause the transaction to be deemed "hostile."

         Rawlings issued a press release on the morning of January 13, 2000 announcing that "as part of its recently concluded exploration of strategic alternatives, it had extensive discussions with Bull Run . . . concerning the possible acquisition of Rawlings by an investor group led by Bull Run." Rawlings' press release further stated that "Bull Run declined to accept the Finance Committee's proposal before an agreed upon deadline" notwithstanding the fact that Bull Run responded to the Finance Committee's revised proposal dated January 12, 2000 with two letters in which it assured Rawlings that the parties were very close to an agreement on all remaining issues. The press release further stated that "pursuant to a resolution unanimously approved late last week by Rawlings' Board of Directors, including Bull Run's two representatives on the Board, the acquisition talks between the two companies would cease and Rawlings would continue to focus on implementing its business plan and improving operating results." However, Bull Run only agreed to a "drop-dead date" of 5:00 p.m. on January 12, 2000 by which to submit a proposal to the Finance Committee, and as stated, Bull Run did in fact submit a proposal to Rawlings by the 5:00 p.m. deadline and continued negotiating with Rawlings well into the night of January 12, 2000. Neither Bull Run nor its two representatives on the Board of Directors of Rawlings agreed to implement Rawlings' three-year business plan. A copy of the press release issued by Rawlings dated January 13, 2000 was filed as
Exhibit 23 to Amendment No. 5 to the Schedule 13D.

         As more particularly described below, this Amendment No. 6 to the
Schedule 13D is being filed to disclose that (i) Bull Run and its wholly-owned subsidiary Host Communications, Inc ("HCI"), on the one hand, and Rawlings, on the other hand, have asserted certain claims against one another in connection with the terms of the Investment Purchase Agreement, dated as of November 21, 1997, by and between Rawlings and Bull Run (the "Investment Agreement"), the Common Stock Purchase Warrant dated November 21, 1997 issued pursuant to the Investment Agreement (the "Warrant") and the Strategic Marketing Agreement, dated as of November 21, 1997, by and between Rawlings and Host Communications, Inc, ("HCI") (the "Marketing Agreement"), (ii) that Bull Run, HCI, Rawlings, Robert S. Prather, Jr. ("Prather") and W. James Host ("Host") have determined that it is in their respective best interests to compromise and settle in full any claims that any of them may have with respect to (A) any of the Investment Agreement, the Warrant, the Marketing Agreement, the Standstill Agreement, dated as of November 21, 1997 (as amended by Amendment Number One to Standstill Agreement, dated as of April 23, 1999) (the "Standstill Agreement"), that certain Agreement dated as of November 21, 1997 by and among Rawlings, Bull Run and Prather (the "Prather

Agreement") and that certain Agreement dated as of April 28, 2000 by and among Rawlings, Bull Run and Host or (B) any claims they may have with respect to Bull Run or Prather as shareholders of Rawlings or with respect to Prather or Host as directors of Rawlings, and (iii) that, to this end, the parties have executed the Settlement Agreement, dated as of December 21, 2001, a copy of which is filed as Exhibit 1 to this Amendment No. 6 to the Schedule 13D (the "Settlement Agreement").

         The Settlement Agreement provides for (i) the absolute release by each of the parties thereto of all claims against one another as described above,
(ii) the continuation in force of the Standstill Agreement, (iii) the payment by Bull Run to Rawlings over a period ending on August 30, 2002 of certain amounts pursuant to the Investment Agreement, (iv) certain restrictions on transfer by Bull Run of its Common Stock in Rawlings, and (v) the termination of the Marketing Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:

         (a) As of the date hereof, Bull Run is the beneficial owner of 812,791 shares of the Common Stock (which includes the right to acquire 625 shares of the Common Stock underlying options granted to W. James Host pursuant to Rawlings' Non-Employee Directors' Stock Plan (the "Directors' Plan") assigned by Mr. Host to Bull Run that Bull Run has a right to acquire, and 5,666 shares of Common Stock deliverable by Rawlings in lieu of director's fees assigned to Bull Run by Mr. Host, as described in paragraph (c) below). As of the date hereof, Robert S. Prather, Jr. is the beneficial owner of 16,605 shares of the Common Stock, which excludes any of the shares of the Common Stock beneficially owned by Bull Run but which includes 2,625 shares of the Common Stock underlying options granted to Mr. Prather under the Directors' Plan that he has a right to acquire, and 10,780 shares of common Stock deliverable by Rawlings in lieu of director's fees pursuant to the Directors' Plan.

         (b) Bull Run has sole power to vote and dispose of its shares of the Common Stock and Mr. Prather has sole power to vote and dispose of his shares of the Common Stock.

         (c) Robert S. Prather, Jr. purchased 3,200 shares of the Common Stock in the open market as follows:

------------------------------------------------------------------------------------------------------
       DATE                         NUMBER               PER SHARE AMT.                  TOTAL PAID
       ----                         ------               --------------                  ----------
------------------------------------------------------------------------------------------------------
December 8, 1998                1,000 shares                 $11.375                      $11,375
------------------------------------------------------------------------------------------------------
March 12, 1999                  2,000 shares                 $  9.93                      $19,860
------------------------------------------------------------------------------------------------------
April 1, 1999                     200 shares                 $  9.50                      $ 1,900
------------------------------------------------------------------------------------------------------
         TOTAL                  3,200 SHARES                                              $33,135
                                ============                                              =======
------------------------------------------------------------------------------------------------------

         Bull Run's two former designees to the Rawlings Board of Directors, Messrs. Robert S. Prather, Jr. and W. James Host, have been granted options to acquire 2,625 and 625 shares, respectively, of the Common Stock and are to be issued an additional 10,780 and 5,666 shares, respectively, of the Common Stock, all pursuant to the Directors' Plan. Mr. Host has directed that the options granted and shares issued or to be issued to him as a participant in the Directors' Plan be assigned and issued to Bull Run. In addition, Mr. Prather has purchased personally 3,200 shares of the Common Stock.

                  Prior to November 21, 2001, and in addition to the aggregate amount of 812,791 shares of Common Stock noted above as beneficially owned by Bull Run, Bull Run owned the Warrant to purchase 925,804 shares of Common Stock, subject to adjustment. The Warrant expired unexercised on November 21, 2001 because the Warrant was not exercisable until the price of the last reported trade of Common Stock on the NASDAQ Stock Market was at least $16.50 for twenty
(20) consecutive trading days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended as follows:

         As described in Item 4 of this Amendment No. 6 to the Schedule 13D and the Exhibit hereto, Bull Run has entered into the Settlement Agreement with Rawlings, pursuant to which the parties settled certain claims. Further, pursuant to the terms of the Standstill Agreement, the Prather Agreement and the Host Agreement, Prather and Host have resigned from the Rawlings Board of Directors and Bull Run no longer has the right to designate nominees to the Rawlings Board of Directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT NUMBER                                  DESCRIPTION
    --------------         ---------------------------------------------------------------
         1                 Settlement Agreement, dated as of December 21, 2001, by and among Bull Run, Rawlings, Host Communications, Inc., Robert S.
                           Prather, Jr. and W. James Host.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2001

                                    BULL RUN CORPORATION



                                       /s/ Robert S. Prather, Jr.
                                    -------------------------------------------
                                    Name:  Robert S. Prather, Jr.
                                    Title: President and Chief Executive Officer

                                   SCHEDULE A

     Set forth below is the name and principal occupation of each of the directors of Bull Run Corporation ("Bull Run") as of December 27, 2001. Unless otherwise noted below, the business address of each of such persons is c/o Bull Run Corporation, 4370 Peachtree Road, N.E., Atlanta, Georgia 30319, and each of such persons is a citizen of the United States of America.

                              DIRECTORS OF BULL RUN

     NAME                                  PRINCIPAL OCCUPATION
J. Mack Robinson           Chairman of the Board of Bull Run; Chairman of the
                           Board and President of Delta Life Insurance Company
                           (an insurance company); Chairman of Atlantic American
                           Corporation (an insurance holding company); and
                           President and Chief Executive Officer of Gray
                           Communications Systems, Inc. (a media corporation).

Gerald N. Agranoff         Managing general partner of SES Family Investment &
                           Trading Partnership, L.P. (an investment
                           partnership); member of Asher B. Edelman &
                           Associates, LLC (a manager for a value oriented
                           investment fund); and a general partner of, and
                           general counsel to, Edelman Securities Company, L.P.
                           (a registered broker-dealer); and Vice Chairman and
                           Acting President of Dynacore Holdings Corporation.
                           Mr. Agranoff's address is 717 Fifth Avenue, New York,
                           New York 10022.

James W. Busby             President of Del Mar of Wilmington Corporation (a
                           real estate development company). Mr. Busby's address
                           is 1936 London Lane, Wilmington, North Carolina
                           28405.

W. James Host              Chief Executive Officer of Host Communications, Inc.,
                           a subsidiary of Bull Run. Mr. Host's address is 546
                           East Main Street, Lexington, Kentucky 40508.

Hilton H. Howell, Jr.      Vice President and Secretary of Bull Run; President
                           and Chief Executive Officer of Atlantic American
                           Corporation (an insurance holding company); Executive
                           Vice President and General Counsel of Delta Life
                           Insurance Company and Delta Fire & Casualty Insurance
                           Co.; and Executive Vice President of Gray
                           Communications Systems, Inc.

Monte C. Johnson           Self-employed as a business consultant; and President
                           of KAJO, Inc. (an oil and gas operating company). Mr.
                           Johnson's address is P.O. Box 3829, Lawrence, Kansas
                           66046.

Robert S. Prather, Jr.     President and Chief Executive Officer of Bull Run;
                           and Executive Vice President of Gray Communications
                           Systems, Inc.

                         EXECUTIVE OFFICERS OF BULL RUN

      NAME                                    OFFICE
Robert S. Prather, Jr.     President and Chief Executive Officer of Bull Run.

Hilton H. Howell, Jr.      Vice President and Secretary of Bull Run.

Frederick J. Erickson      Vice President - Finance, Chief Financial Officer,
                           Treasurer and Assistant Secretary of Bull Run.